(304) 340-1390

May 9, 2005

U.S. Securities and Exchange Commission

450 Fifth Street, N.W.

Washington, DC 20549

Attention: David Lyon

Re:	MVB Financial Corp.

Amendment to Form SB-2, Filed May 9, 2005

File No. 333-120931

Dear Mr. Lyon:

On behalf of MVB Financial Corp. (“MVB Financial”), we have filed Amendment No. 4 to MVB Financial’s Form SB-2 in response to the staff’s comment letter dated March 29, 2005. We are also forwarding to you and Ms. Harley marked copies of Amendment No. 4 to expedite the staff’s review.

Management’s Discussion and Analysis of Financial Condition and

Results of Operation

1. We have moved the Item 304 disclosure to Changes In and Disagreements With Accountants on Accounting and Financial Disclosure. We have also provided the requested disclosure and all Item 304 disclosures regarding the appointment of Brown, Edwards & Company, LLP, as the Company’s new external auditor. On April 22, 2005, MVB Financial filed a Form 8-K containing all of the Item 304 disclosures as well as the letter from the former accountants. A letter from the new accountant has not been filed, as such a letter is only required if there has been prior consultation with the new accountants.

U.S. Securities and Exchange Commission

Attention: David Lyon

May 9, 2005

Investment Securities

2. We have made the necessary correction.

3. We have deleted the last sentence as requested.

Allowance for Loan Losses

4. We have made the necessary correction.

Capital/Stockholders’ Equity

5. We have made the necessary revision as requested.

Liquidity

6. We have made the requested revision.

Report of Independent Auditors

7. This amendment contains re-audited financial statements for the period ended December 31, 2003, as requested. Brown, Edwards & Company, LLP, became registered with the PCAOB October 14, 2003. A copy of the letter acknowledging registration is attached.

Exhibit 23.1, 23.2 – Consents of Independent Auditors

8. The consent for Brown, Edwards and Company, LLP, has been updated.

Forms 10-KSB and Forms 10-QSB Filings

9. Complete Form 10-QSBs for both March 31, 2004 and June 30, 2004, have been filed on May 3, 2005, as requested. Pursuant to a discussion that Mr. Jim Harrison had with Ms. Chris Harley, the staff has decided that filing the 2003 Form 10-KSB for The Monongahela Valley Bank, Inc., is not required.

U.S. Securities and Exchange Commission

Attention: David Lyon

May 9, 2005

Form 8-K – Item 4

10. As indicated previously, on April 22, 2005, an amended Form 8-K addressing all of the disclosure requirements of Item 304 has been made. Additionally, the required letter from the prior accountants has been filed as an exhibit to the Form 8-K.

We are hopeful that this amendment addresses satisfactorily all of the staff’s comments and are anxious to have the filing go effective prior to May 14, 2005. If you should have any questions, please contact either me at the above number of Charles D. Dunbar at (304) 340-1196. We thank you for your assistance.

Very truly yours,

/s/ ELIZABETH LORD
Elizabeth Lord

EL/skf/C0943136

Enclosures

cc:	Chris Harley
James R. Martin
James Harrison
Charles D. Dunbar

1666 K Street, N.W. Washington, DC 20006 Telephone: (202) 207-9100 Facsimile: (202) 862-8430 www.pcaobus.org

October 16, 2003

Via Facsimile (304) 325-8571

And First Class Mail

Mr. Domenic Pellillo

Director

Brown, Edwards and Company, L.L.P.

1815 Jefferson Street

Bluefield, West Virginia 24701

Re:	Registration Application of Brown, Edwards and Company, L.L.P.

Dear Mr. Pellillo:

This letter is to inform you that the Public Company Accounting Oversight Board (the "Board") approved your application for registration with the Board on October 14, 2003. Please note that the Registration staff will notify you separately of its determinations with respect to any requests for confidential treatment contained in your application.

Sincerely,

/s/ PATRICIA J. THOMPSON
Patricia J. Thompson
Deputy Director, Registration and Inspections